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[LOGO - IPSCO]                                                  NEWS RELEASE

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                               MATTIA JOINS IPSCO

[LISLE, ILLINOIS], 20 January 2003 -- IPSCO (NYSE/TSX:IPS) today announced the appointment of Chuck Mattia to the newly created position of Vice President - New Business Development, IPSCO Steel Inc. This appointment is effective January 20, 2003. In this role Mr. Mattia will take on responsibility for the direction and coordination of IPSCO's growth plans for higher value added steel products and major original equipment manufacturer accounts. Mr. Mattia will report to Dan Miksta, corporate Vice President of IPSCO Inc. and General Sales Manager, Steel Products.

With 36 years in the industry, Mr. Mattia has extensive experience in the steel business, particularly in the plate markets in which IPSCO continues to grow as a leading supplier. "We are pleased to have someone with Chuck's experience join our commercial team as we execute our plans to be the leading plate supplier in North America," said Miksta.


Company Contact:
Dan Miksta, Vice President and General Sales
Steel Products
Tel. 630-810-4768
Release #03-03

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